Exhibit 99.1

Aptorum Group Limited Reports 2022 Fiscal Year End Financial Results and Provides Business Update

New York & London & Paris, April 28, 2023 – Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “We”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced financial results for the fiscal year ended December 31, 2022, and provided an update on clinical and corporate developments.

Mr. Darren Lui, Chief Executive Officer and Executive Director of Aptorum Group, commented “Aptorum’s operational plans remain on track. In particular, our lead projects, ALS-4 (targeting infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA)) and SACT-1 (targeting neuroblastoma), have completed their Pre-IND discussion and End of Phase 1 meeting, respectively, with US FDA. We are working towards completion of regulatory clearance regarding next stage of clinical trials for these 2 lead projects in the United States and further explore ALS-4 in non-human applications. PathsDx is continuing its validations and we are targeting to generate further data to support the planned commercialization efforts of PathsDx and facilitate external strategic collaborations. NativusWell® has also commenced commercialization in China through JD.com, one of the largest e-commerce platforms in China.”

Clinical Pipeline Update and Upcoming Milestones

In 2023, we announced a number of updates for our lead and other projects:

-	Our ALS-4 (a first in-class anti-virulence based small molecule drug targeting infections caused by Staphylococcus aureus, including, but not limited to Methicillin Resistant Staphylococcus Aureus (“MRSA”)) Pre-IND discussion with the US Food and Drug Administration (“US FDA”) is completed. Upon the completion of ALS-4’s respective Phase I clinical trials in Canada, ALS-4 has been targeting to obtain the necessary IND clearance for Phase II clinical trials in the United States. The Pre-IND discussions with US FDA focused on overall development plan in preparation for the IND application of ALS-4 targeting Acute Bacterial Skin and Skin Structure Infections (ABSSSI) initially. With the positive feedback on the overall development strategy from the US FDA, Aptorum is now proceeding towards obtaining IND clearance of ALS-4.

-	Our SACT-1 (a repurposed small molecule drug targeting Neuroblastoma and potentially other cancer types) End of Phase 1 (“EOP1”) meeting with USFDA is completed. The EOP1 meeting was focused on gaining alignment with the US FDA regarding the clinical and regulatory pathway for SACT-1 for the treatment of neuroblastoma in pediatric patients aged 2-18. At the EOP1, the FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for Phase 1/2 trials.

-	Our NativusWell® (a new dietary supplement supporting women’s health throughout the Menopausal cycles) has commenced collaboration with one of the largest e-commerce platforms in China, JD.com, and NativusWell® is now distributable in China via JD (also known as Jingdong).

-	Our PathsDx (a liquid biopsy NGS based technology for the diagnosis of infectious diseases) continues its validation to generate further supporting data prior to its eventual commercialization.

Corporate Highlights

On January 23, 2023, the Company effectuated a ten-for-one share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share.

On February 21, 2023, the shareholders of the Company approved a merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company was the surviving company, on the terms of the plan of merger that includes the change in par value in the authorized shares of the Company from $10 to $0.00001. In addition, among other things, the shareholders approved to increase the voting rights of the Class B Ordinary Shares from 10 votes per share to 100 votes per share, and to increase the number of Class A Ordinary Shares authorized to 9,999,996,000,000 shares, par value $0.00001 each. These corporate actions were effective as of February 21, 2023.

On March 27, 2023, the Company entered into a non-binding Letter of Intent and Term Sheet to acquire (“Transaction”) 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”). Currently, it is contemplated that the Transaction will occur via a reverse takeover of the Company, which would result in the continued listing of the combined entity on Nasdaq. The Transaction is subject to, among other things, the execution of a mutually agreeable definitive agreement, completion of due diligence, fairness opinions, stockholder approvals, if necessary, delivery of relevant financial statements, board of directors and special committee approvals and satisfaction of all regulatory and Nasdaq approvals, where relevant. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms set forth herein or at all. Therefore, it is possible that the Transaction may never occur.

Fiscal Year End Financial Results

Aptorum Group reported a net loss of $11.5 million in 2022, as compared to $27.1 million in 2021. The decrease in net loss were mainly driven by the gain on long-term investments of $5.6 million, and decrease in loss on investments in marketable securities, net of $7.9 million.

Research and development expenses were $9.2 million in 2022 as compared to $10.9 million in 2021. The decrease in research and development expenses in 2022 was mainly due to the decrease in contracted research organizations services as we are in a planning process for Phase 2 of our lead projects which does not require many services from contracted research organizations.

General and administrative fees were $5.2 million in 2022 as compared to $5.4 million in 2021. The decrease in general and administration fees was mainly due to decrease in payroll expenses due to decrease in number of staff.

Legal and professional fees were $2.9 million in 2022 as compared to $2.6 million in 2021. The increase in legal and professional fees was mainly due to more consulting services engaged during 2022.

Aptorum Group reported $5.0 million of cash and restricted cash as of December 31, 2022 compared to $8.3 million as of December 31, 2021. The decrease in cash and restricted cash was mainly the cash used in operating activities of $11.5 million, partly offset by the repayment of loan from related parties of $3.0 million, loan from a bank of $3.0 million, and proceeds from issuance of convertible notes of $3.0 million in 2022.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2022 and 2021

(Stated in U.S. Dollars)

	Year Ended December 31, 2022	Year Ended December 31, 2021

Revenue
Healthcare services income	$1,295,889	$1,541,778

Operating expenses
Cost of healthcare services	(1,215,824)	(1,459,924)
Research and development expenses	(9,219,595)	(10,869,642)
General and administrative fees	(5,220,405)	(5,409,302)
Legal and professional fees	(2,888,140)	(2,617,834)
Other operating expenses	(261,038)	(392,511)
Total operating expenses	(18,805,002)	(20,749,213)

Other income (loss), net
Loss on investments in marketable securities, net	(134,134)	(8,031,595)
Gain on long-term investments	5,588,051	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Gain on derecognition of non-financial assets	-	75,000
Interest income (expense), net	146,588	(93,601)
Loss on disposal of subsidiaries	-	(3,638)
Sundry income	383,506	146,347
Total other income (loss), net	5,984,011	(7,906,858)

Net loss	(11,525,102)	(27,114,293)
Net loss attributable to non-controlling interests	1,725,542	2,065,904

Net loss attributable to Aptorum Group Limited	$(9,799,560)	$(25,048,389)

Net loss per share attributable to Aptorum Group Limited
- Basic(1)	$(2.75)	$(7.15)
- Diluted(1)	$(2.75)	$(7.15)
Weighted-average shares outstanding
- Basic(1)	3,569,484	3,503,396
- Diluted(1)	3,569,484	3,503,396

Net loss	$(11,525,102)	$(27,114,293)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	35,826	(55,315)
Other comprehensive income (loss)	35,826	(55,315)

Comprehensive loss	(11,489,276)	(27,169,608)
Comprehensive loss attributable to non-controlling interests	1,725,542	2,065,904

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(9,763,734)	(25,103,704)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021

(Stated in U.S. Dollars)

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$1,882,545	$8,131,217
Restricted cash	3,130,335	130,270
Accounts receivable	174,426	78,722
Inventories	27,722	35,775
Marketable securities, at fair value	102,481	236,615
Amounts due from related parties	129,677	47,754
Due from brokers	652	76,380
Loan receivable from related parties	875,956	3,358,089
Other receivables and prepayments	744,008	593,478
Total current assets	7,067,802	12,688,300
Property, plant and equipment, net	2,825,059	3,731,116
Operating lease right-of-use assets	347,000	154,439
Long-term investments	9,744,958	4,156,907
Intangible assets, net	752,705	880,256
Long-term deposits	129,847	296,225
Total Assets	$20,867,371	$21,907,243

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$12,693	$11,389
Accounts payable and accrued expenses	6,166,807	4,172,565
Finance lease liabilities current	-	47,923
Operating lease liabilities, current	310,548	145,391
Bank loan	3,000,000	-
Convertible notes	3,013,234	-
Total current liabilities	12,503,282	4,377,268
Operating lease liabilities, non-current	30,784	23,853
Loan payables to related parties	500,000	-
Total Liabilities	$13,034,066	$4,401,121

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($10.00 par value; 6,000,000 shares authorized, 1,326,953 and 1,320,241 shares issued and outstanding as of December 31, 2022 and 2021, respectively(1))	$13,269,528	$13,202,408
Class B Ordinary Shares ($10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022 and 2021(1))	22,437,754	22,437,754
Additional paid-in capital	45,308,080	43,506,717
Accumulated other comprehensive income (loss)	33,807	(2,019)
Accumulated deficit	(65,337,075)	(55,537,515)
Total equity attributable to the shareholders of Aptorum Group Limited	15,712,094	23,607,345
Non-controlling interests	(7,878,789)	(6,101,223)
Total equity	7,833,305	17,506,122
Total Liabilities and Equity	$20,867,371	$21,907,243

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

5